March 15, 2010

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-4631

RE:           DXP Enterprises, Inc.
Item 4.02(a) form 8-K
Filed March 9, 2010
File No. 0-21513

Dear Mr. Decker:

I have reviewed the comments contained in your letter to me dated June 25, 2009.  My responses are keyed to your comments.

DXP Enterprises, Inc. (“DXP”) acknowledges that:

•	DXP is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DXP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

1.	DXP will amend its 8-K to identify the financial statements that should no longer be relied upon. The amendment will state:

Goodwill is understated by approximately $14 million and inventory is overstated by approximately $14 million in the financial statements contained in the following filings:

Form 10-Q for the quarterly period ended September 30, 2007
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009

2.
DXP acquired Precision Industries, Inc. (“Precision”) on September 10, 2007.  During 2008 DXP finalized the purchase accounting for Precision.  The purchase accounting entries included recording a $6.7 million adjustment to value Precision’s inventory at net realizable value as of September 10, 2007.

The age of the inventory is a key factor in valuing the inventory.  We have determined that the calculation prepared in 2008 as part of purchase accounting for Precision did not take into account the age of the inventory.  The original calculation also excluded significant amounts of slow or no movement inventory.   DXP’s 2008 valuation methodology did not contemplate any expired or otherwise impaired inventory.  DXP did not know the facts regarding the extreme age and poor condition of much of Precision’s inventory.  Our calculation was based on assumptions which did not apply to Precision’s inventory.

During the fourth quarter of 2009 DXP converted Precision’s MRO operations onto DXP’s computer system.  As part of this conversion DXP Corporate and DXP’s regional managers became more involved in the operations of Precision’s branches and distribution center.  Comments began to flow in to DXP Corporate regarding significant quantities of “dead” (extremely slow moving or no movement) inventory in the Precision branches. These comments included reports of bearings past date code, rotting belts and hoses, expired ink, Dow products which expired in 1999, 3M epoxy which expired in 2003 and 2004, obsolete abrasives, pallets of dead inventory shipped in from other branches and entire warehouse sections of dead inventory.

During the fourth quarter of 2009 DXP corporate received numerous reports of inventory which was shipped by Precision Corporate years ago to Precision branches upon the closing of other Precision branches.  The branch personnel say the inventory has remained untouched for years since it was shipped into the branches.

During the fourth quarter DXP discovered Precision was storing $2.9 million of inventory in a public warehouse in Omaha, Nebraska.  This inventory had been listed in inventory reports as being in the Omaha distribution center.  Precision has to pay a fee each time it accesses a pallet in the public warehouse.  Over a number of years this inventory was moved into the public warehouse as Precision closed branches.  The inventory of each closed branch which had recent usage was moved to the Omaha distribution center.  The non-moving inventory was stored in the public warehouse.  Prior to using the public warehouse, Precision shipped the non-moving inventory from closed branches to other Precision branches.

DXP was unaware of these facts at the time purchase accounting for Precision was finalized.  DXP concluded the purchase accounting valuation of Precision inventory was too high and the financial statements should be restated to increase goodwill and reduce inventory.  The inventory being devalued was on hand at the date of acquisition and, except for some of the acquired inventory liquidated during 2009, was on hand at December 31, 2009.

If the conclusion is that this valuation adjustment needs to be included in net income as contemplated by paragraph 41 of SFAS 141, then the adjustment should be included in the determination of net income for the fourth quarter of 2009. The fourth quarter of 2009 is when the facts about the acquired inventory were determined.

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments on our filing.

Sincerely,

/s/Mac McConnell
Mac McConnell
Senior Vice President & CFO